January 14, 2025

Matthew Osberg
Chief Financial Officer
Apogee Enterprises, Inc.
4400 West 78th Street
Suite 520
Minneapolis, Minnesota 55435

       Re: Apogee Enterprises, Inc.
           Form 10-K for the fiscal year ended March 3, 2024
           Filed April 26, 2024
           File No. 000-06365
Dear Matthew Osberg:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended March 3, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

1. In your results of operations section, when several factors contribute to a change in amount related to an income statement line item, please revise to quantify these factors, where material. For example, we note your disclosure that the gross margin improvement in 2024 was primarily driven by higher pricing, improved mix and the impact of lower costs from saving initiatives. These items were partially offset by the impact of lower volume, a less favorable mix of projects in the Architectural Services
       Segment, $5.5 million of restructuring costs related to Project Fortify, and the inflationary impact of higher costs. Also, in your segment discussion on page 25, we note that for the Architectural Framing Systems segment, net sales decreased in fiscal
       2024 primarily reflecting lower volume, partially offset by more favorable sales mix and improved pricing. Without quantification, we are unable to attribute the relative
 January 14, 2025
Page 2

       effect each factor had on the change. Please revise accordingly. Reconciliation of Non-GAAP Financial Measures, page 26

2.     We note your disclosure on page 28 of Adjusted ROIC, a Non-GAAP financial
       measure that uses adjusted operating income after taxes as the numerator. Please revise to disclose the most directly comparable GAAP measure, GAAP ROIC, with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and
       Question 102.10 of the Division of Corporation Finance   s Compliance &
Disclosure
       Interpretations on Non-GAAP Financial Measures.
Notes to the Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies and Related Data
Revenue Recognition, page 46

3.     We note your disclosure that approximately 34% of your fiscal 2024 revenue was
       from long-term fixed-price contracts, following an over-time input method. We also note that due to the nature of work required under these long-term contracts, the estimation of total revenue and costs incurred throughout a project is subject to many variables and requires significant judgment. Please tell us and quantify in the notes to your financial statements in annual and quarterly reports the aggregate amount and related earnings per share impact of changes in contract estimates for each period presented. Refer to ASC 250-10-50-4 and 270-10-45-14 for guidance. Please also revise your results of operations disclosure in MD&A to separately quantify gross favorable and gross unfavorable changes in estimates material to either consolidated or segment results, accompanied by an appropriate level of analysis. We believe such disclosure will give investors more insight to the estimation process associated with
       your contracts, as discussed in    Critical Accounting Estimates,    and
the separate
       potential impacts on your results. Please provide us with your intended revised disclosure.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301
with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing